Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(dollars in thousands)

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends:

	Year Ended Mar. 31, 2001		Year Ended Mar. 31, 2002		Year Ended Mar. 31, 2003		Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended Sept. 26, 2004		Nine Months Ended Sept. 25, 2005
Total interest expense, including interest expense on borrowings and amortization of deferred financing costs	$335		$1,271		$1,867		$20,733	$40,165	$29,972		$33,574
Interest included in rent	1,068		807		759		1,496	2,751	1,946		2,572

Fixed charges	$1,403		$2,078		$2,626		$22,229	$42,916	$31,918		$36,146

Income (loss) before income taxes	$111,061		$40,861		$33,146		$(133,363)	$(33,715)	$11,782		$(279,223)
Fixed charges	1,403		2,078		2,626		22,229	42,916	31,918		36,146

Earnings (loss)	$112,464		$42,939		$35,772		$(111,134)	$9,201	$43,700		$(243,077)

Ratio of earnings to combined fixed charges and preferred dividends	80.2	x	20.7	x	13.6	x	—	—	1.4	x	—

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes, plus fixed charges. For the nine months ended December 28, 2003, the year ended December 26, 2004 and the nine months ended September 25, 2005, earnings were insufficient to cover the fixed charges by $133 million, $34 million and $279 million. There were no dividends declared, paid or accumulated on preferred stock during any period presented.